UPSTREAM BIOSCIENCES INC.

200 - 1892 West Broadway

Vancouver, BC V6J 1Y9

Canada

Tel: 778.995.5427

November 19, 2009

VIA FAX: 202.772.9368

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

USA

Attention:	Sasha Singh Parikh
Staff Accountant

Dear Sirs/Mesdames:

Re: Upstream Biosciences Inc. (the “Company”)

                        The Company writes this letter in connection with its response to the comment letter from the Securities and Exchange Commission (the “Commission”) dated September 4, 2009 with respect to the Form 8-K filed August 31, 2009.

Accordingly, the Company acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned should you have any questions regarding the foregoing.

Yours truly,

UPSTREAM BIOSCIENCES INC.

/s/ Joel Bellenson

Joel Bellenson

CW2966554.1